EXHIBIT 11

THE QUAKER OATS COMPANY AND SUBSIDARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
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
Calculation of Fully Diluted Earnings Per Share


Dollars in Millions                               June 30   June 30   June 30
(Except per share data)                           1994      1993      1992

Income from Continuing Operations Before
     Cumulative Effect of Accounting Changes    $231.5   $286.8     $247.6

Less:Adjustments attributable to
     conversion of ESOP Convertible
     Preferred Stock                              (1.5)    (1.9)      (1.5)

Income Before Cumulative Effect of
     Accounting Changes Used for Fully
     Diluted Calculation                         230.0    284.9      246.1

Cumulative Effect of Accounting Changes-
     net of tax                                 ----      (115.5)   ----

Net Income Used for Fully Diluted
     Calculation                                $230.0   $169.4     $246.1

Shares in Thousands

Average Number of Common Shares Outstanding      67,618   71,974    74,881

Plus Dilutive Securities:

     Stock Options                                  858    1,069     1,194

     ESOP Convertible Preferred Stock             1,338    1,354     1,366

Average Shares Outstanding
     Used for Fully Diluted Calculation          69,814   74,397    77,441



Fully Diluted Earnings per Share
     Before Cumulative Effect
     of Accounting Changes                       $3.29     $3.83     $3.18


Fully Diluted Cumulative effect of
     Accounting changes                            ----   ($1.55)      ----


Fully Diluted Earnings Per Share                 $3.29     $2.28     $3.18

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